
05042165

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. DC SECTION

SEC FILE NUMBER
8- 23489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GMAC Commercial Holding Capital Markets Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street, Suite 3700
(No. and Street)

Denver	**CO**	**80202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gene Persinger **(303) 293-8500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1670 Broadway, Suite 1000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/12

OATH OR AFFIRMATION

I, Gene Persinger , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMAC Commercial Holding Capital Markets Corp. , as of December 31 , 2004 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title

Angela Brandenstein
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMAC Commercial Holding Capital Markets Corp. (d/b/a Newman and Associates)

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS		
Cash and cash equivalents	$	249,220
Cash segregated under SEC regulations		400,912
Receivables:		
Affiliates		29,671,168
Brokers and dealers		2,413,815
Customers		3,503,953
Unsettled trades receivable		3,777,034
Remarketing fees		1,215,622
Interest		455,896
Other		43,500
Investment securities:		
US Government securities		12,504,277
Municipal bonds		20,699,905
Mortgage backed securities		13,482,752
Other		63,945
Prepaid expenses and other		543,495
Deferred underwriting fees		1,162,467
Deferred tax asset		1,323,189
Total Assets	$	91,511,150
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	916,993
Payable to customers		5,240,479
Accrued compensation		7,540,079
Income taxes payable, primarily to an affiliate		6,322,366
Total Liabilities		20,019,917
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY:		
Preferred stock, $1 par value; 150,000 shares authorized; 0 shares issued and outstanding		-
Common stock, $1 par value; 1,000,000 shares authorized; 301,500 shares issued and outstanding		301,500
Capital in excess of par value		15,701,719
Retained earnings		55,488,014
Total Shareholder's Equity		71,491,233
Total Liabilities and Shareholder's Equity	$	91,511,150

The accompanying notes are an integral part of these financial statements.